UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben Gurion Street

Ramat Gan,

4365603

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On October 20, 2023, XTL Biopharmaceuticals Ltd. issued a press release titled “XTL Biopharmaceuticals Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency” and a press release titled “XTL Biopharmaceuticals Confirms that it has not Experienced any Disruption to its Business Operations in Israel”. The press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “XTL Biopharmaceuticals Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency”
99.2	Press release titled: “XTL Biopharmaceuticals Confirms that it has not Experienced any Disruption to its Business Operations in Israel”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 20, 2023	By:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer

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